Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and six months ended June 30, 2023 Dated: August 7, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

For the three and six months ended June 30, 2023 and 2022

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
	Note	$	$	$	$

Income from equity accounted investment in Juanicipio	6	22,419	12,347	30,338	26,109
General and administrative expenses	4	(3,233)	(3,282)	(6,505)	(5,552)
General exploration and business development		(40)	(66)	(142)	(91)
Exploration and evaluation assets written down	7	-	-	-	(10,471)
Operating income		19,146	8,999	23,691	9,995

Interest income		641	18	1,205	119
Other income	9	233	-	360	-
Foreign exchange gain (loss)		168	(185)	(12)	(204)
Income before income tax		20,188	8,832	25,244	9,910

Deferred income tax (expense) benefit		(798)	(1,270)	(1,141)	332
Net income		19,390	7,562	24,103	10,242

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities		(2)	(1)	(3)	(59)
Deferred tax benefit		-	-	-	7
Other comprehensive loss		(2)	(1)	(3)	(52)

Total comprehensive income		19,388	7,561	24,100	10,190

Basic earnings per share		0.19	0.08	0.24	0.10
Diluted earnings per share		0.19	0.08	0.23	0.10

Weighted average shares outstanding	8
Basic		102,906,482	98,238,658	102,017,142	98,030,207
Diluted		103,486,246	98,944,087	102,626,761	98,769,907

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2023

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	June 30, 2023	December 31, 2022
		$	$

Assets
Current assets
Cash		52,664	29,955
Accounts receivable	5	1,294	708
Prepaid expenses		1,978	1,232
		55,936	31,895
Non-current assets
Investments		8	11
Investment in Juanicipio	6	390,154	338,316
Exploration and evaluation assets	3,7	43,141	37,259
Property and equipment		296	348
		433,599	375,934
Total assets		489,535	407,829

Liabilities
Current liabilities
Trade and other payables		1,575	2,542
Current portion of lease obligation		136	121
Flow-through share premium liability	9	2,625	-
		4,336	2,663
Non-current liabilities
Lease obligation		69	140
Deferred income taxes		4,062	2,921
Provision for reclamation		409	409
Total liabilities		8,876	6,133

Equity
Share capital	8	613,843	559,933
Equity reserve		19,743	18,790
Accumulated other comprehensive income		781	784
Deficit		(153,708)	(177,811)
Total equity		480,659	401,696
Total liabilities and equity		489,535	407,829

Commitments and contingencies	15

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2023 and 2022

(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended,		For the six months ended,
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
	Note	$	$	$	$

OPERATING ACTIVITIES
Net income		19,390	7,562	24,103	10,242
Items not involving cash:
Amortization of flow-through premium liability	9	(233)	-	(360)	-
Depreciation and amortization		58	34	68	68
Deferred income tax expense (benefit)		798	1,270	1,141	(332)
Exploration and evaluation assets written down		-	-	-	10,471
Income from equity accounted Investment in Juanicipio	6	(22,419)	(12,347)	(30,338)	(26,109)
Share-based payment expense	8	1,012	708	1,775	1,205
Unrealized foreign exchange (gain) loss		(202)	201	(27)	216

Movements in non-cash working capital
Accounts receivable		153	(43)	(52)	(105)
Prepaid expenses		(18)	781	(746)	(1,509)
Trade and other payables		(364)	(3,196)	(495)	(841)
Net cash used in operating activities		(1,825)	(5,030)	(4,931)	(6,694)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(3,263)	(2,549)	(6,242)	(3,840)
Acquisition of Gatling Exploration, net of cash acquired	3	-	(250)	-	(2,653)
Investment in Juanicipio	6	(164)	(167)	(25,323)	(318)
Interest payment on Juanicipio loans	6	3,145	64	3,294	129
Proceeds from disposition of equity securities		-	-	-	1,111
Purchase of equipment		-	(13)	-	(13)
Net cash used in investing activities		(282)	(2,916)	(28,271)	(5,584)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8	-	32	225	32
Issuance of common shares, net of share issue costs	8	(67)	-	39,405	-
Issuance of flow-through shares, net of share issue costs	8	-	-	16,208	-
Payment of lease obligation (principal)		(31)	(25)	(61)	(53)
Net cash (used in) from financing activities		(98)	7	55,777	(21)

Effect of exchange rate changes on cash		256	346	134	206

(Decrease) Increase in cash during the period		(1,949)	(7,593)	22,709	(12,093)
Cash, beginning of period		54,613	52,248	29,955	56,748
Cash, end of period		52,664	44,655	52,664	44,655

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2023 and 2022

(In thousands of US dollars, except shares - Unaudited)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
		Shares	Amount	Reserve	income	Deficit	equity
	Note		$	$	$	$	$
Balance, January 1, 2022		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised		100,678	1,399	(362)	-	-	1,037
Stock options exercised cashless		24,247	432	(432)	-	-	-
Restricted and performance share units converted		98,012	1,147	(1,147)	-	-	-
Deferred share units converted		86,295	871	(871)	-	-	-
Shares issued on acquisition of Gatling Exploration		774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration
liability		63,492	945	85	-	-	1,030
Share-based payment		-	-	3,302	-	-	3,302
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Other comprehensive income loss		-	-	-	(50)	-	(50)
Net income		-	-	-	-	17,644	17,644
Balance, December 31, 2022		98,956,808	559,933	18,790	784	(177,811)	401,696

Stock options exercised	8	21,346	292	(67)	-	-	225
Restricted and performance share units converted	8	91,088	935	(935)	-	-	-
Issued for cash, net of flow-through share
premium liability	8	3,874,450	56,761	-	-	-	56,761
Share issue costs	8	.	(4,078)	-	-	-	(4,078)
Share-based payment	8	-	-	1,955	-	-	1,955

Other comprehensive loss		-	-	-	(3)	-	(3)
Net income		-	-	-	-	24,103	24,103
Balance, June 30, 2023		102,943,692	613,843	19,743	781	(153,708)	480,659

Balance, January 1, 2022		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised	8	3,125	39	(7)	-	-	32
Stock options exercised cashless	8	16,702	165	(165)	-	-	-
Restricted and performance share units converted	8	29,482	281	(281)	-	-	-
Deferred share units converted	8	25,000	218	(218)	-	-	-
Shares issued on acquisition of Gatling Exploration		774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration
liability		63,492	945	85	-	-	1,030
Share-based payment	8	-	-	1,226	-	-	1,226
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Other comprehensive loss		-	-	-	(52)	-	(52)
Net income		-	-	-	-	10,242	10,242
Balance, June 30, 2022		98,721,885	556,787	18,855	782	(185,213)	391,211

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia (“BCABC"). MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 6 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 4, 2023.

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(b)	Significant accounting judgments and estimates

The Company and Juanicipio make certain significant judgments and estimates in the process of applying the Company’s accounting policies. Management believes the judgments and estimates used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving significant judgments and estimates have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022, except as noted herein.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity (Juanicipio demonstrating its ability to sustain ongoing production levels), commercial production at the processing facility was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities, in addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG (Note 6).

3.	ACQUISITION OF GATLING EXPLORATION INC.

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the BCABC (the “Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”). Under the terms of the Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares to the shareholders of Gatling in connection with the Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants (Note 8). A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 common shares of the Company.

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

The purchase price allocation requires management to estimate the relative fair value of identifiable assets acquired and liabilities assumed.

The following tables summarize the fair value of the consideration given and the relative fair values of identified assets and liabilities recognized as a result of the Transaction.

Total shares issued on close:	774,643

$
MAG share price - C$	18.54
USD exchange rate	0.7807
MAG share price - US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

4.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$

Accounting and audit	201	110	329	184
Compensation and consulting fees	1,087	1,254	2,222	2,023
Depreciation and amortization	58	34	68	68
Filing and transfer agent fees	13	58	280	316
General office expenses	246	276	390	363
Insurance	339	530	828	953
Legal	109	117	234	170
Share-based payment expense (see Note 8)	1,012	708	1,775	1,205
Shareholder relations	73	131	189	194
Travel	95	64	190	76
	3,233	3,282	6,505	5,552

5.	ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2023	2022
	$	$
Receivable from Minera Juanicipio (Notes 6 & 14)	844	323
Value added tax ("IVA" and "GST")	446	382
Other receivables	4	3
	1,294	708

6.	INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the mine, the “Juanicipio Mine.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,318,466 common shares of the Company as at June 30, 2023, as publicly reported by Fresnillo.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the period of the Company’s investment relating to its interest in Juanicipio is detailed as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2023	2022
	$	$
Balance, beginning of period	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(47)	-
Cash contributions and advances to Juanicipio (see Note 14)	24,992	8,140
Total for the period	25,329	8,859
Income from equity accounted Investment in Juanicipio (2)	30,338	40,767
Interest earned, net of recontributions, reclassified to accounts receivable (1)	(3,829)	(2,394)
Balance, end of period	390,154	338,316

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the six months ended June 30, 2023, the Company earned interest, net of recontributions, amounting to $3,829 (year ended December 31, 2022: $2,394), which has been reclassified to accounts receivable.

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Income

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$

Sales	134,775	55,224	186,257	120,140
Cost of sales:
Production cost	54,571	12,717	81,949	27,981
Depreciation and amortization	17,400	5,245	25,355	8,676
Cost of sales	71,971	17,962	107,304	36,657
Gross profit	62,804	37,262	78,953	83,483
Consulting and administrative expenses	(4,158)	(1,376)	(5,657)	(2,908)
Extraordinary mining duty and other duties	(1,377)	(109)	(1,897)	(212)
	57,269	35,777	71,399	80,363
Exchange gains (losses) and other	32	763	(2,832)	(58)
Interest expenses	(4,886)	(740)	(8,702)	(740)
Income tax (expense) benefit	(6,349)	(8,439)	382	(20,926)

Net income	46,066	27,361	60,247	58,639

MAG's 44% portion of net income	20,269	12,039	26,509	25,801
Interest on Juanicipio loans - MAG's 44%	2,150	308	3,829	308
MAG's 44% equity income	22,419	12,347	30,338	26,109

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Financial Position

	June 30,	December 31,
	2023	2022
	$	$
Assets

Current assets
Cash and cash equivalents	8,539	1,102
Value added tax and other receivables	36,775	13,945
Concentrate sales receivable	58,711	24,098
Inventories
Stockpiles	10,864	26,020
Metal concentrates	1,710	-
Materials and supplies	15,079	10,081
Prepaids and other assets	6,639	7,756
	138,317	83,002
Non-current assets
Right-of-use assets	1,473	1,336
Mineral interests, plant and equipment	795,092	779,735
Deferred tax assets	9,188	11,259
	805,753	792,330
Total assets	944,070	875,332

Liabilities

Current liabilities
Payables	19,976	34,678
Interest and other payables to shareholders	21,581	13,460
Income tax payable	2,471	36,259
	44,028	84,397
Non-current liabilities
Lease obligation	1,471	1,329
Provisions
Reserves for retirement and pension	49	29
Reclamation and closure	3,454	3,073
Deferred tax liabilities	13,759	22,242
	18,734	26,673
Total liabilities	62,761	111,070

Equity

Shareholders equity including shareholder advances	881,309	764,262
Total equity	881,309	764,262
Total liabilities and equity	944,070	875,332

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the six months ended June 30, 2023 amounted to $40,328 (year ended December 31, 2022: $160,112).

The Juancipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity (Juanicipio demonstrating its ability to sustain ongoing production levels), commercial production at the processing facility was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities.

7.	EXPLORATION AND EVALUATION ASSETS

(a)	In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 6 years and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of June 30, 2023, the Company has incurred $22,215 of eligible exploration expenditures on the property). As at June 30, 2023, the Company has also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)	During the year ended December 31, 2022, through the acquisition of Gatling the Company acquired 100% of the Larder Project in Ontario (Note 3). As at June 30, 2023, the Company incurred $5,446 spend after acquisition costs, of which $1,797 were drilling costs.

(c)	In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the property’s full carrying amount of $10,471 during the year ended December 31, 2022.

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three and six months ended June 30, 2023 and year ended December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on these projects:

	Three months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2023	2023	2022
	$	$	$
Deer Trail
Option and other payments	-	-	210
Total acquisition costs	-	-	210
Geochemical	143	258	422
Camp and site costs	248	389	713
Drilling	656	1,423	6,255
Geological consulting	247	516	964
Geophysical	31	47	325
Land taxes and government fees	3	22	232
Legal, community and other consultation costs	143	242	303
Travel	(14)	27	167
Total for the period	1,457	2,924	9,591
Balance, beginning of period	21,032	19,565	9,974
Total Deer Trail Project cost	22,489	22,489	19,565
Larder Project
Acquisition (Note 3)	-	-	15,187
Option and other payments	-	-	19
Total acquisition costs	-	-	15,206
Geochemical	571	760	112
Camp and site costs	141	174	127
Drilling	43	565	1,232
Geological consulting	369	634	450
Geophysical	486	576	314
Land taxes and government fees	10	21	19
Legal, community and other consultation costs	93	167	176
Travel	24	61	58
Total for the period	1,737	2,958	17,694
Balance, beginning of period	18,915	17,694	-
Total Larder Project cost	20,652	20,652	17,694

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Black Hills
Geochemical	-	-	5
Camp and site costs	-	-	1
Geological consulting	-	-	127
Geophysical	-	-	3
Land taxes and government fees	-	-	7
Legal, community and other consultation costs	-	-	46
Travel	-	-	2
Total for the period	-	-	191
Balance, beginning of period		-	10,280
Less: Amounts written off	-	-	(10,471)
Total Black Hills Project cost	-	-	-
Total Exploration and Evaluation Assets	43,141	43,141	37,259

Included in exploration and evaluation assets at June 30, 2023 were liabilities for trade and other payables of $230 (December 31, 2022: $695).

8.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at June 30, 2023, there were 102,943,692 common shares outstanding (December 31, 2022: 98,956,808).

	Three months ended
	June 30,	June 30,
	2023	2022
Basic weighted average number of shares outstanding	102,906,482	98,238,658
Effect of dilutive common share equivalents (1)	579,764	705,429
Diluted weighted average number of shares outstanding	103,486,246	98,944,087
Antidilutive securities (1)	912,619	728,117

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

	Six months ended
	June 30,	June 30,
	2023	2022
Basic weighted average number of shares outstanding	102,017,142	98,030,207
Effect of dilutive common share equivalents (1)	609,619	739,700
Diluted weighted average number of shares outstanding	102,626,761	98,769,907
Antidilutive securities (1)	809,135	723,986

(1)	For the three and six months ended June 30, 2023, stock options totaling 530,242 and 430,242 respectively (three and six months ended June 30, 2022: 451,953 and 451,953 respectively), restricted share units (“RSUs”) totalling 86,919 and 83,432 respectively (three and six months ended June 30, 2022: 76,529 and 72,398 respectively), and performance share units (“PSUs”) totaling 295,461 and 295,461 respectively (three and six months ended June 30, 2022: 199,635 and 199,635 respectively), were excluded from the computation of diluted earnings per share due to being out of the money or unvested during the period.

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through liability (Note 9).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,010 and legal and filing fees totalled an additional $1,068 yielding net proceeds of $55,613.

During the six months ended June 30, 2023, 21,346 stock options were exercised (six months ended June 30, 2022: 3,125) for cash proceeds of $225 (six months ended June 30, 2022: $32). In addition, during the six months ended June 30, 2023 no stock options were exercised under the cashless exercise provision of the stock option plan (six months ended June 30, 2022: 16,702 shares were issued in settlement of 51,588 stock options and the remaining 34,886 were cancelled).

During the six months ended June 30, 2023, 48,452 PSUs and 42,636 RSUs were converted into common shares (six months ended June 30, 2022: 24,482 PSUs and 5,000 RSUs).

During the six months ended June 30, 2023, no deferred share units (six months ended June 30, 2022: 25,000) were converted into common shares.

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the six months ended June 30, 2022, the Company issued 774,643 common shares to acquire Gatling (see Note 3). Additionally, 63,492 common shares were issued to Gatling executive management in settlement of change of control liability.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 26, 2023, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 8(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at June 30, 2023, there were 1,228,376 stock options (December 31, 2022: 1,012,794 stock options) outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan and cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity, excluding the Gatling replacement options (Note 3), for the period:

		Weighted average
	Stock options	exercise price
	activity	(C$/option)

Outstanding, January 1, 2022	988,727	16.77
Granted	230,089	18.86
Exercised for cash	(100,678)	13.79
Exercised cashless	(105,344)	16.52

Outstanding, December 31, 2022	1,012,794	17.56
Granted	236,928	16.42
Exercised for cash	(21,346)	14.12

Outstanding, June 30, 2023	1,228,376	17.40

During the six months ended June 30, 2023, 236,928 stock options were granted to employees and consultants (six months ended June 30, 2022: 220,898) with a weighted average grant date fair value of $1,179 (C$1,596) or $4.97 (C$6.73) per option.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30,	December 31,
	2023	2022
Risk-free interest rate	3.53%	2.58%
Expected volatility	57%	61%
Expected dividend yield	nil	nil
Expected life (years)	3	3

During the six months ended June 30, 2023, 21,346 stock options were exercised (six months ended June 30, 2022: 54,713) with a weighted average market share price at the date of exercise of C$22.44 (six months ended June 30, 2022: C$21.15).

The following table summarizes the Company’s stock options, excluding the Gatling replacement options (Note 3), outstanding and exercisable as at June 30, 2023:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
13.46	209,432	209,432	0.78
14.98	251,774	251,774	1.63
16.09	6,021	-	4.75
16.43	230,907	-	4.75
17.02	100,000	33,333	3.89
20.20	120,898	40,294	3.55
21.26	50,000	16,666	3.42
21.29	9,191	3,063	3.77
21.57	200,153	133,434	2.36
23.53	50,000	33,333	2.55
13.46 - 23.53	1,228,376	721,329	2.71

During the six months ended June 30, 2023, the Company recorded share-based payment expense of $817 (six months ended June 30, 2022: $680) relating to stock options vested to employees and consultants in the period of which $79 (six months ended June 30, 2022: $21) was capitalized to exploration and evaluation assets.

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition (Note 3) of which 2,559 replacement stock options expired unexercised. The following table summarizes the Gatling replacement options that are outstanding and exercisable as at June 30, 2023:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	1.06
21.68 - 21.93	9,986	9,986	1.12
25.80	4,264	4,264	0.56
26.37 - 26.41	11,090	11,090	0.48
39.86 - 39.91	14,070	14,070	0.06
21.40 - 39.91	41,116	41,116	0.52

(c)	Restricted and performance share units

On June 26, 2023, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of RSUs and PSUs. The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 8(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

During the six months ended June 30, 2023, 56,425 RSUs were granted (six months ended June 30, 2022: 80,535) under the Company’s Share Unit Plan with 18,800 vesting in 12 months, 18,810 vesting in 24 months and another 18,815 vesting in 36 months. The RSUs had a weighted average grant date fair value of $12.13 per RSU (six months ended June 30, 2022: $14.67) as determined using the fair market value of the common shares on the date of grant.

During the six months ended June 30, 2023, 156,861 PSUs were granted (six months ended June 30, 2022: 79,156) under the Company’s Share Unit Plan with a five-year term. Of the grant, 117,646 PSUs vest upon the achievement of specified performance targets over a three-year performance period. The remainder of the grant, 39,215 PSUs are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (0 PSUs) to 200% (78,430 PSUs). The PSUs had a weighted average grant date fair value of $12.13 per PSU (six months ended June 30, 2022: $16.15).

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The three-year performance period for the February 2020 PSU grant ended on February 2023 and resulted in a PSU vesting of 86.3% of target or 72,437 PSUs. Consequently, 11,562 PSUs did not vest and were cancelled.

As at June 30, 2023, there were 328,161 PSUs and 114,848 RSUs issued and outstanding (December 31, 2022: 231,254 and 101,059 respectively) under the Share Unit Plan, of which 32,700 PSUs and 25,961 RSUs had vested (December 31, 2022: 23,400 PSUs and 16,415 RSUs) and are convertible into common shares of the Company. Included in the PSUs at June 30, 2023 are 76,914 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year period, resulting in a PSU target vesting range from 0-50% (19,459 PSUs) to 150-200% (136,805 PSUs).

During the six months ended June 30, 2023, the Company recognized a share-based payment expense of $705 (six months ended June 30, 2022: $482) relating to RSUs and PSUs of which $102 (six months ended June 30, 2022: nil) was capitalized to exploration and evaluation assets.

(d)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the six months ended June 30, 2023, 33,159 DSUs were granted under the plan and 3,552 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (six months ended June 30, 2022: nil and 4,104 respectively). A DSU share-based payment expense of $434 was recorded in the six months ended June 30, 2023 (six months ended June 30, 2022: $64). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the six months ended June 30, 2023, no DSUs (six months ended June 30, 2022: 25,000) were converted and settled in common shares. As at June 30, 2023, there are 456,826 DSUs (December 31, 2022: 420,115) issued and outstanding under the DSU Plan, all of which have vested.

As at June 30, 2023, assuming 100% of the PSU’s vest, there are 2,128,211 common shares (December 31, 2022: 1,765,222) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.07% (December 31, 2022: 1.78%) of the issued and outstanding common shares on a non-diluted basis, and there are 4,048,004 (December 31, 2022: 4,172,186) share-based awards available for grant under these combined share compensation arrangements.

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(e)	Replacement warrants

In 2022, the Company issued replacement warrants pursuant to the Gatling acquisition (Note 3), of which as at December 31, 2022, 34,418 replacement warrants had expired unexercised. The following table summarizes the Gatling warrants that are outstanding and exercisable as at June 30, 2023.

Exercise price	Number	Number	Weighted average remaining
(C$/warrant)	outstanding	exercisable	contractual life (years)
35.17	10,893	10,893	0.02
35.18	1,599	1,599	0.02
35.21	6,177	6,177	0.02
35.27	319	319	0.02
35.29	102	102	0.02
35.17 - 35.29	19,090	19,090	0.02

9.	Flow-Through PRemium Liability

As at June 30, 2023, the Company has a flow-through share premium liability of $2,625 (December 31, 2022: nil) in relation to the flow-through share financing completed on February 16, 2023 (Note 8(a) for full details of the financings). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium has been calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through	Premium per flow	Flow-through
		share price	through share price	premium liability
		$	$	$
February 2023 Financing	969,450	17.67	3.08	2,986

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures	Flow-through premium liability
	$	$
Balance at January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(2,069)	(361)

Balance at June 30, 2023	15,064	2,625

10.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	June 30,	December 31,
	2023	2022
	$	$
Equity	480,659	401,696
Lease obligation	205	261
Cash	(52,664)	(29,955)
Investments	(8)	(11)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $51,600 as at June 30, 2023 (December 31, 2022: $29,232). The Company may require additional capital in the future to meet its future project and other related expenditures (Notes 6 and 7). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

As at June 30, 2023, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

11.	Financial risk management

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 6). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at June 30, 2023.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its underground mining operation as described in Note 6. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(iii)	Mexican value added tax

As at June 30, 2023, the Company had a net payable of $8 (Note 5) for value added tax. As at June 30, 2023, Juanicipio, in which the Company has a 44% interest, had a receivable of $36,427 from the Mexican government for value added tax (Note 6) (MAG’s attributable portion $16,028). Management expects the balances to be fully recoverable by both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the condensed interim consolidated statements of financial position, as follows:

	June 30,	December 31,
	2023	2022
	$	$
Cash	52,664	29,955
Accounts receivable (Note 5)	1,294	708
Juanicipio loans (Notes 6 & 14) (1)	127,379	104,653
	181,337	135,316

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 6, 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from December 31, 2022. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Exposure to currency risk

As at June 30, 2023, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$

Cash	9	10,474
Accounts receivable	69	442
Investments	-	8
Accounts payable	(192)	(1,005)
Lease obligations	-	(205)
Net (liabilities) assets exposure	(114)	9,714

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary liabilities at June 30, 2023 is 1.96 million pesos (June 30, 2022: 320 thousand pesos). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 6). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 6) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary assets at June 30, 2023 is 959.9 million pesos (June 30, 2022: 17.7 million net peso denominated monetary liabilities). A 10% appreciation in the peso against the US$ would result in a gain before tax at June 30, 2023 of $6,230 (June 30, 2022: $1,967 loss) in Juanicipio, of which the Company would record its 44% share being $2,741 gain from equity investment in Juanicipio (June 30, 2022: $865 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at June 30, 2023 is C$12.8 million (June 30, 2022: C$611 thousand). A 10% appreciation or depreciation in the C$ against the US$ would have a $964 effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at June 30, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments(1)	8	-	-	8

As at December 31, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments(1)	11	-	-	11

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2023 or during the year ended December 31, 2022.

13.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Project, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

14.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three and six months ended June 30, 2023 and 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	59	64	137	132
Travel and expenses	16	7	29	15
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	27	27
Field exploration services	41	48	78	88
Share-based payments (non-cash)	122	124	235	210
	252	257	506	472

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2023 is $73 related to these services (December 31, 2022: $104).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2023 (%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As at June 30, 2023, Fresnillo and the Company have advanced $289,507 as shareholder loans (MAG’s 44% share $127,379) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2% up to May 31, 2023, and thereafter June 1, 2023 at 1 and 6 months SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. Capitalized interest net of recontributions in 2022 of $1,336 was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the six months ended June 30, 2023 totalling $3,829 (year ended December 31, 2022: $1,058) has therefore been included in the income from equity investment in Juanicipio.

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three and six months ended June 30, 2023 and 2022, compensation of key management personnel (including directors) was as follows:

		Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and other short term employee benefits	704	412	1,205	828
Severance paid to a former executive	-	382	-	382
Share-based payments (non-cash) (Note 8)	704	354	1,358	603
	1,408	1,148	2,563	1,813

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

15.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at June 30, 2023 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	752	561	114	77	-
Total Obligations and Commitments	752	561	114	77	-

(1)	Although the Company makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

29

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $36,331 (December 31, 2022: $47,809), with respect to the Juanicipio Project on a 100% basis as at June 30, 2023.

(3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

30